Exhibit 99.1

Immutep Receives A$2.16 million French R&D Tax Incentive

SYDNEY, AUSTRALIA –28 October, 2026 — Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage immunotherapy company targeting cancer and autoimmune diseases, today announced that it has received a cash payment of €1.36 million (approximately A$2.16 million) from the French Government under its Crédit d’Impôt Recherche (CIR) research tax incentive program, for eligible R&D activities conducted in calendar year 2025.

The CIR is a French Government incentive that refunds companies 30% of their eligible R&D expenditure. Immutep is eligible through its French subsidiary, Immutep S.A.S., which conducts research at its laboratory in France.

The CIR payment follows Immutep’s receipt of A$0.86 million cash rebate under the Australian Government’s R&D Tax Incentive, announced on 30 September 2026. Immutep’s German subsidiary, Immutep GmbH, is also eligible for Germany’s R&D tax incentive (Forschungszulage).

The non-dilutive funding will be applied to Immutep’s current R&D activities for its product candidates, eftilagimod alfa (efti) and IMP761.

Immutep’s expected cash reach extends into the first half of CY2028.

About Immutep

Immutep is a clinical-stage biotechnology company developing novel immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and its diversified product portfolio harnesses LAG-3’s ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the Company’s expected cash reach, the anticipated use of R&D tax incentive funding, anticipated clinical development, regulatory progress and the potential benefits of eftilagimod alfa (efti) and IMP761. These forward-looking statements are based on current expectations, estimates and projections, and involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in such statements. Factors that could cause actual results to differ materially include risks associated with clinical trial outcomes, the ongoing root cause analysis, manufacturing, regulatory developments, the outcome of partnering discussions, and the Company’s ability to obtain additional funding and to advance its product candidates. Additional risks are described in the Company’s most recent Annual Report on Form 20-F and subsequent filings with the U.S. Securities and Exchange Commission and in announcements lodged with the ASX. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Immutep undertakes no obligation to update or revise such statements, except as required by applicable law.

Disclaimer

This announcement has been prepared for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any jurisdiction.

This announcement was authorised for release by the CEO of Immutep Limited.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co.

+61 2 9066 4071; eleanor.pearson@sodali.com

US Investors/Media:

Matthew Beck, astr partners

+1 (917) 415-1750; matthew.beck@astrpartners.com